UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

(Mark one)

☐   Form C: Offering Statement
☐   Form C-U: Progress Update
☐   Form C/A: Amendment to Offering Statement
        ☐ Check box if Amendment is material and investors must reconfirm within 5 business days
☒   Form C-AR: Annual Report
☐   Form C-AR/A: Amendment to Annual Report
☐   Form C-TR: Termination of Reporting

(Section reference: §227.201(a))

Name of Issuer:

Oplign, LLC

Legal status of issuer:

     Form:
     Limited Liability Company

     Jurisdiction of Incorporation/Organization:
     Virginia

     Date of organization:
     July 1, 2017

Physical address of issuer:

500 E. Main Street, Suite 1600
Norfolk, VA 23510

Website of issuer:

http://www.oplign.com

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$527,951	$269,614
Cash & Cash Equivalents	$168,336	$108,185
Accounts Receivable	$149,416	$40,500
Short-term Debt	$14,771	$17,760
Long-term Debt	$475,037	$27,133
Revenues/Sales	$992,573	$774,500
Cost of Goods Sold	$64	$67
Taxes Paid	$0	$0
Net Income	-$250,969	$138,681



Oplign

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Oplign, LLC ("Oplign", the "Company," "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("SEC" or "Commission").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at http://www.oplign.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 18, 2024

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this business plan contains "forward-looking information". Except for statements of historical fact, the information contained herein constitutes forward-looking statements.

These statements are not guarantees of future performance and undue reliance should not be placed on them. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements.

Although forward-looking statements contained in this plan are based upon what management of the Company believes are reasonable assumptions, there can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The reader is cautioned not to place undue reliance on forward-looking statements.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jeff Gibson
(Signature]

Member/Manager
[Title]

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Mike Grow
[Signature]
Member/Manager
[Title]
April 10, 2024
[Date]

/s/Alex Calfee
[Signature]
Member/Manager
[Title]
April 10, 2024
[Date]

/s/John Mass
[Signature]
Member/Manager
[Title]
April 10, 2024
[Date]

/s/Brian Halstead
[Signature]
Member/Manager
[Title]
April 10, 2024
[Date]

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

DIRECTORS AND OFFICERS

(Code of Federal Regulations reference: §227.201(b))

Directors of The Company

The Company does not have a board of directors.

Officers of The Company

Name	Position	Dates of Service	Principal Occupation	Principal Employer
Mike Grow	CEO	July 2017 – present	CEO	Oplign, LLC
Jeff Gibson	COO	July 2017 – present	COO	Oplign, LLC
Alex Calfee	EVP	July 2017 – present	EVP	Oplign, LLC
John Mass	CTO	July 2017 – Present	CTO	Oplign, LLC
Brian Halstead	EVP	July 2017 – Present	EVP	Oplign, LLC

Mike Grow, CEO, has over 20 years of senior leadership in high-growth US Government services companies in business development and strategy development roles. His experience also includes 8+ years of management consulting in IT, Technology, and Defense markets with Deloitte and Booz Allen Hamilton. Mike has an MBA from the University of Texas – Austin. Former Navy SEAL.

John Mass, CTO, has over 25 years of customized software development, ERP customization, and highly complex IT solutions delivery. GM at Exeter Management Solutions and PM for multiple $100+ software developments and installation projects. John has an Electrical Engineering degree and MS from MIT. John also currently works at the American Red Cross as the Vice President of Business Systems Integrations.

Jeff Gibson, COO, has over 30+ years of leadership, operations, and business experience that comes from military service, corporate America, and US Government defense contracting. Mr. Gibson has a degree in Economics from the University of Missouri and an MBA from Washington University in St. Louis. Former Navy SEAL.

Brian Halstead, EVP, retired as a CW3 from the US Army with operational and combat experience as a Ranger and Special Forces service. Mr. Halstead has founded and led defense services companies supporting staffing requirements from the US Government.

Alex Calfee, EVP, has 15 years of defense service experience in senior business development, strategy, operations, and recruiting/staffing. Additionally, he has 5 years of consulting in the supply chain, technology, and logistics with DHL Supply Chain. Alex possesses an MBA from Ohio State University. Former USMC Force Recon.

PRINCIPAL SECURITY HOLDERS

(Code of Federal Regulations reference: §227.201(c))
Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
No person is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power		

*The above information is provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DESCRIPTION OF THE BUSINESS

(Code of Federal Regulations reference: §227.201(d))
Business Update

In the past year, Oplign has grown its customer portfolio as well as its individual user base and his entered a new market sector:

- We now have 9 of the Fortune 100 companies using our software product to support their Talent Acquisition needs.
- The industries that we now support include Healthcare, Defense Contracting, Manufacturing, Banking, Telecommunications, IT,
- On the job candidate use of the platform, we have grown our daily usage rate by 25% going from 200 new registrants per day to 250.
- We've entered the education market by Universities putting up our links on their student and alumni career resources pages.

Executive Summary

Oplign, LLC has identified and solved a persistent and endemic problem that has plagued the labor market forever.

Nearly the entire economy operates on technology that allows for the immediate exchange of data to support commerce, banking, logistics, communications, travel, etc. You can travel anywhere in the world efficiently and at a free market price. Order any product and have it at your doorstep within days or even hours. And confidently trade stocks and bonds with a click of a button anywhere and anytime.

However, the instant that you try to apply for a job it seems like technology has forsaken this corner of the economy. You'll find yourself using the same mechanism our grandparents used to find jobs.   The currency used to exchange labor data between the demand and supply side of labor resides in resumes, job postings, job fairs, and job boards.   This is completely inefficient, unnecessary, and extremely costly for all stakeholders involved.

There is plenty of new technology constantly being thrown at the labor market to make it more efficient and less costly. New applicant tracking systems (ATS) are always being developed; Customer Relationship Management (CRM) platforms are being modified to answer the call; and the proliferation of mega-job boards like Indeed, Monster, and ZipRecruiter are everywhere.

All these efforts not only fall short of fixing the problem, but they, unfortunately, end up exasperating or amplifying the current inefficient state of the labor market. Not one of them addresses the root cause of why the labor date exchange market remains in the dark ages. The root cause of all the inefficiency and chaos is that it is completely "unnetworked'—meaning, there is no universal technological backbone that allows for the immediate exchange of labor data between the supply and demand sides of the market at a scalable level.

Oplign has identified the root cause of the problem and has successfully developed a solution that works for all industries and can easily scale. Our technology allows job seekers to immediately see how their skills, education, and certifications align with the entire labor market; it allows companies to automatically see how each candidate aligns with their opportunities; and any 3ʳᵈ party who needs labor data analysis, etc. trade associations, workforce development, etc.

> *Our solution has already been proven with a high-profile, recognizable customer base such as:*
> *Amazon, Verizon, USAA, and Wells Fargo.*

We are now expanding into non-DEI, graduates, trades, and the rest of the labor market to support all companies as they change the way they source, engage, and hire job candidates in a technological-based, efficient manner commensurate with the 21ˢᵗ century. This offering will allow us to bust through our organic limitations and launch our technology throughout the North American labor market.

Oplign sees, structures, relates, and values all Labor Demand Requirements of the real-time jobs market, so that all enterprise demands can be valued and cleared by fully aligned Labor Supply most optimally:

Optimal Alignment, Everywhere, All the Time.

Company

Established in 2017, Oplign is a data science company focused on driving efficiency in the labor market. Through technology, Oplign enables any organization to optimize its labor supply to its labor demand by providing real-time labor market data and tools to maximize operating margins and reduce operating costs.

Oplign currently has and employs a highly scalable and easy-to-use web application for transitioning military and Veteran job seekers looking to understand the job market. Oplign's founders took the collective decades of experience identifying, recruiting, selecting, and deploying talent around the world and used it to inform the development of the application. What we found is that the traditional technology-based approaches to understanding the requirements of the labor market were inadequate for developing a correct contextual understanding of the needs of the employer or the capabilities of the applicant.

Oplign founders have relevant and unique experiences that ultimately led them to solve this problem because of their operational and pragmatic approach to solving problems. Armed with a special operations mindset and coupled with operational experience led them to develop a solution FIRST and then use technology to empower that solution.

Key Management includes:

Mike Grow, CEO, has over 20 years of senior leadership in high-growth US Government services companies in business development and strategy development roles. His experience also includes 8+ years of management consulting in IT, Technology, and Defense markets with Deloitte and Booz Allen Hamilton. Mike has an MBA from the University of Texas – Austin. Former Navy SEAL.

John Mass, CTO, has over 25 years of customized software development, ERP customization, and highly complex IT solutions delivery. GM at Exeter Management Solutions and PM for multiple $100+ software developments and installation projects. John has an Electrical Engineering degree and MS from MIT.

Jeff Gibson, COO, has over 30+ years of leadership, operations, and business experience that comes from military service, corporate America, and US Government defense contracting. Mr. Gibson has a degree in Economics from the University of Missouri and an MBA from Washington University in St. Louis. Former Navy SEAL.

Brian Halstead, EVP, retired as a CW3 from the US Army with operational and combat experience as a Ranger and Special Forces service. Mr. Halstead has founded and led defense services companies supporting staffing requirements from the US Government.

Alex Calfee, EVP, has 15 years of defense service experience in senior business development, strategy, operations, and recruiting/staffing. Additionally, he has 5 years of consulting in the supply chain, technology, and logistics with DHL Supply Chain. Alex possesses an MBA from Ohio State University. Former USMC Force Recon.

Market Size Analysis

Because Oplign's technology is industry-agnostic and can support all job seekers in whatever stage of career they are in, our total addressable market is huge. We are not limited to any sector, labor group, industry, supply side, demand side, etc. Our solution can add value to any element related to labor, which is outlined in some of the use cases presented later in this plan.

There are multiple applications, use cases, and industry blocks that this technology is immediately applicable to and massively Pareto positive for both in terms of cost avoidance/ reduction, as well as revenue increase and margin expansion. We categorize these markets as:

1) Demand Closing Market - Enterprise External

2) Demand Closing Market - Individual Supply Side
3) Demand Closing Market - Enterprise Internal
4) Veteran Optimization Market
5) Student Optimization Market
6) The Business Intelligence Market
7) The Oplign Predictive Market

1. Demand Closing Market – Enterprise External

The Human Resources Technology (HR Tech) market is approximately $6B/year in spending. But this is just the tip of the Demand Closing Market costs iceberg. The HR Tech market is what is spent trying to create the connections between the supply side and the demand requirements – the real cost of doing this across major corporations is closer to $200B. This is a calculation of the resourcing costs of corporate HR/TA/Recruiting assets that are part of the present analog system, as well as Job Fairs, HR Marketing spending, etc. This does NOT include the opportunity costs that the present system is inflicting on these enterprises, such as bad hires, poor retention, missed superstars, etc.

Oplign's ability to create a Fully Networked Demand Closing Demand for targeting and closing on high-value talent supply allows us to unlock and create value for an enterprise both from the efficiency of the technology and from the scale and scope of the system's capabilities that allows an enterprise to cut is demand closing resource footprint by at least 50%.

2. Demand Closing Market – Supply Side Individual

Everyone has a resume, in fact, they have lots of them – so everyone can have an Oplign Profile- but they only need one of them. We do NOT charge individuals to use the system as the primary goal of the individual user side is adoption and building the network as fast as possible. However, the data we have allows us to create value-added products that will soon be available to individuals through various freemium subscription or one-time purchase models. The size of this market is everyone that ever gets a W-2 or 1099 job – but the supply side is not our primary revenue model at this time, so we will not quantify it, but we will show how we are going to dominate this market with the extensive Product-Market fit our of product suites below.

We divide this market into three primary user groups: Veterans, Students, and Professionals. This reflects the way most enterprises structure their demand closing strategy, so we are conforming to the perspectives of our primary customers. Our products for these groups of individuals all regress to the Oplign data core exchange, but we customize interactions for the specialized use and configuration of each specialized group.

3. Demand Closing Market - Enterprise Internal Supply

Mark Andreesen recently said: "Good companies have 2X too many people; bad companies have 4x too many people." This is true because companies are not organized or able to see all their demand requirements all at once or from multiple different interconnected cost and fulfillment perspectives. A company can't see what it has, what calls for prioritization, what can be consolidated, what can be substituted, what can be merged, retired, reengineered, or outsourced, etc., because it's all UnNetworked. Organizational malaise is a very large factor in this issue, but you can't attack the organizational malaise, or create the solutions until you have the baseline data.

Oplign gives a company the data on how its W-2 supply aligns with its demand-closing activities immediately. This shows what demands a company needs to fully address and close, what its present Workforce can do

to fulfill these demands optimally, and the way to move both labor demand and supply around the long-term benefit of the company's cost and revenue and strategic structure.

The parametric spend for this market size is the $25B corporate training market. Considering half the spend on training is focused on HR behavior modification drivers rather than focused on training supply for demand optimization, we can assume that the valuable training market is approximately $12.5B.   When we add in the $10B-$15B that major enterprises shell out to consulting companies for organizational consulting this market size goes back up to about $25B.   However, as with the HR Tech market, this is just the tip of the cost incursion iceberg for internal demand closing costs.   <u>The real market cost size is found in the total annual payroll</u>. The better you configure and close demands, the few supply assets required to meet objectives and the more that drops to the bottom line.   Oplign's tool suite for Internal Demand Closing is all about optimizing internal supply assets through the best configuration, training protocols, and promotions. Over the next 2-3 years Oplign will take a sizable chunk of this employee optimization market of this by using the following products.

4.   The Veteran Optimization Market

Veterans are everywhere in the labor market. Some are VPs at banks, some are working in the warehouse, lab, or cubicle…and some are going through a transition with three days and a wake-up call remaining before they start pumping 5 pages of resumes out into the world that no one wants to read.   The Veteran labor market is probably the most valuable supply commodity market for enterprises given their experience on how shit gets done in the real world, so there is a market for their exchange directly to major enterprises. The Vet market demographics include:

- 8M Vets in the labor market
- 780K using their GI Bill benefits this year
- 650K matriculated in higher education this year
- 450K in the National Guard this year
- 200K transitioning from the service this year

Our Vetlign product is used to allow Vets to immediately understand how they are valuable to any company, without having to translate their skills; and it is to allow the companies to immediately understand the value of any Veteran for them to close their demand. Companies can now target and close the most demand optimal Vets for them with a couple of clicks. This makes Vetlign our Vanguard Product for most companies. Once a company understands the value of Vetlign, we are then able to upsell and cross-sell our other products. We recently did this with LANL who purchased OplignPro, and Amazon who upgraded to Vetlign UK and Gradlign.

We intend to make Veterans our most loyal and valued constituency by being loyal to them everywhere all the time. This means we will continue to make specialized products that help them better orient themselves to the market, allow enterprises to understand their abilities better, and help them maximize their economic position at all times.

5.   The Student Optimization Market

There are approximately 3.6M students presently matriculated in the United States, that are distributed across 2-year, 4-year, and graduate institutions. Almost all these students have intentions to enter the job market upon graduation.   Oplign's strides and innovation in the Veteran alignment market are now being applied to the Graduate Optimization market. Over the next year, Oplign will build out multiple tools to

optimize this exchange market for all the agents involved including, but not limited to Gradlign, Courselign, VetStudent Portal, TechStudent Portal, EngStudent Portal, Internlign, etc.

There is presently no competitor product in the Student Labor clearing market that has Oplign's technology, enterprise alignment experience, or positioning to execute a total student alignment plan.

6. The Data Analytics Market

The enterprise analytics market was $7B in the United States in 2021. Oplign's data core creates a non-stop, real-time stream of data that is a real-time reflection of the demand across the labor market. The scope and scale of this data allow companies to apply it in myriad ways to make their operations better or become more predictive about their customers and/or their competitors. Since this market is somewhat intertangled with the other markets already addressed we will leave this one alone for the time being.

7. The Oplign Predictive Market

The Oplign data core is a real-time reflection of the millions and millions of decisions being made across global enterprises in terms of economic confidence, future investments, and present execution strategies. For investors, traders, banks, and strategists, this data is the equivalent of the north star or the alchemy stone, that can be used to become predictive, run multiple hypotheses and regressions that could never have been seen before, and make decisions on economies that move the needle. The product suite for this market is under development, with the primary product being called Oplign One, Oplign R2, and Oplign SDK.

The current organizing principle of the global labor exchange market centers around the "Resume." A text-based, semantically vague, objectively obtuse, analog, and "UnNetworked" supply side document that an individual verbally overhauls every time they submit it to a different job/company. The resume is supposed to represent value – specifically the value of the person as a function of the job they are applying for. However, the resume is not consistent, persistent, or universally structured for even the one person whose skills and experiences it is supposed to represent.

The real value of the Labor Market is NOT reflected in the total of all resumes in the Labor Market, rather it is unequivocally represented by the clearing value of all Labor Demand Requirements at any given moment. That value is equal to the total currency it takes to close all the open jobs in the market right now with talent – and the total of what is being paid to all W-2s/1099 every day to continue meeting the company demand requirements. So the organizing principle of a true Labor Market Exchange should be 'Labor Demand Requirements and the Clearing Value of all combined sets of these elemental requirements.' This is what Oplign sees, measures, and values for all stakeholders in the labor market.

The Issue We Are Solving

The North American Labor Market exchanges $8-10 Trillion in monetary value annually. This total represents the salary of every W-2, the payments to every 1099, and the contract agreements of every B2B or B2G services engagement. But there isn't a single source of truth on any of this - not a single, structured exchange that understands what all the Demand Requirements are and how/when they are closed. Rather millions of labor information exchanges take place at the individual company and employee level every day. The Total Labor Demand Market is "cleared" by millions of discrete, one-on-one, and one-and-done exchanges across thousands of thousands of enterprises, SMBs, Agencies, and 3rd parties exchanging discrete "information sets" with the individual employees, contract support, or any other Supply Side Labor Asset.

Ironically, the organizing principle around all this Demand Value Exchange is the "Resume" – an individual supply side, dynamically verbal, "UnNetworked" document. The Resume's message structure and delivery mechanism haven't changed much since Leonardo Da Vinci sent the first resume to the Duke of Milan in 1482. The Resume is a story or a narrative about what you can do (skills) and why you can do it (experience, education, certifications). And like any story it morphs and changes over time, and with every telling as the situation dictates. And like most stories, it gets embellished a bit here and stretched a bit there - especially for that job you want. But this is just a single narrative of single jobs in isolation from all other demands out there or all other resumes you have sent out before. The resume is "UnNetworked."

Even worse, the job seeker doesn't even get to submit his/her semantic masterpiece to the individual who created the requirement (Demand Creator). The Demand Creator is the subject matter expert who "created the DEMAND SIGNAL" and understands all the skill sets, various experiences, and educational trade-offs that are allowable for an individual to meet the demand requirements they are looking for. Unfortunately, you are jumping through all these hoops and wordsmithing your set of skills to a recruiter, talent acquisition representative, HR Business Partner, or whatever they're called today. This individual is not an SME, they are a semantic gatekeeper. They are a byproduct of a broken system that cannot digest and manage labor data at scale. The resume that the jobseeker worked on for countless hours will get a seven-second scan and get thrown into a pile with the 200 other submissions that have a 'Key Word Score' of 94. It's not that the recruiters don't care, although one could argue differently, it's that they don't know, and they have hundreds of resumes they have to clean out of the system every day to prepare for another set of more UnNetworked resumes that will come in tomorrow – and they have to clean those out as well.

Current State: The Supply-to-Demand System

The present systems in the market cannot get better because of the UnNetworked nature of every interaction at every time. Entire HR ecosystems (people, systems, technology, etc.) have been built around an extremely flawed and inefficient base—akin to building a house on sand—that constantly has to be fixed, patched, and rebuilt. The greater the scale, the greater the chaos. Similar to the organizing principle of the Resume, the organizing principle around the support system is semantic free text:

- Jobs Demand (job descriptions/postings): the organizing principle is free text (bullet points or sentences)
- Labor Supply (resumes): the organizing principle is free text (bullet points and narratives)
- HR Systems: the organizing principle is free text job demands (bullet points narratives)
- Recruiters/TAs: the organizing principle is to scan one resume against one job

A system based on these principles can never self-organize optimally or become more efficient at any level. Any additional job demand inputs or Resume inputs require a proportional equivalent input of recruiter-fixed assets to clear the system. The present system can't increase its efficiency because it has no organizational principle or metrics on which to become optimized, and by which to increase capacity. In short, the system can't scale at speed or scope.

We know this UnNetworked exchanges and systems are hated because every recruiter and hiring manager we talk to tells us they do, and all job candidates hate everything about this system from the second they start writing a new resume to the minute they sign on with someone. And the metrics alone tell us how costly, inefficient, and broken the system is:

- Average of 46 days for a company to close an open Job Demand (Source: SHRM)

- Average of 58 days to close a Cleared Job Demand (Source: Clearance Jobs
- Average of $5K in cost to close jobs (Source: SHRM)
- Average of $7.2K in cost to close a cleared job (Source: SHRM)
- There is NO "winner" in the HR Talent market, they all do the same thing (The Market)

We are confident that this isn't "news" to anyone. From our experience, everyone recognizes that the labor market is currently incapable of exchanging labor data at an efficient level that one would see in financial, supply chain, and regulatory markets. The problem is that no one has offered a solution to the root cause (unnetworked information). Until now . . .

The Solution

Oplign's revolutionary technology overcomes all the UnNetworked noise and chaos in the system by converting free text job requirements into fully structured, standardized, related, and encoded objects or elements. 'Demand Encoded Objects' allow us to create, update, and maintain a real-time global exchange taxonomy of the global jobs demand market – more precisely the English language sector of it. All Demand Data is then organized into an applications exchange platform so it can be used for real-time decision-making data by both enterprises that need to close demand rapidly and efficiently, and by individuals that want to optimize the "sale" of their skills and experience on the open Demand Market.

This allows Oplign to open and maintain a Fully Structured, Fully Indexed, Fully Valued Labor Exchange for any Enterprise or Individual that wants to use it. And since it is a globally connected Network, the laws of Network economics apply to it perfectly – it becomes more valuable with every job that's added, every company that signs on, or every individual that syncs their profile to the global demand map. Oplign itself is the technology exchange core, that allows the job seekers (external and internal) and the companies to find each other, in real time, anywhere they want to send their signals to do so via their career site, on social media, on Oplign's site, at a Job Fair, on a 3rd parties site, or anywhere a cyber exchange can occur.

Oplign's 'Demand to Supply' Exchange everywhere all the time, makes the massively complex simple but gives every agent in the employment exchange closing system, exactly what they need to optimize their movement and communications to an optimal decision. Oplign's tech makes the massively complex simple, by Networking all data to the demand requirements because that is where the value is stored – as shown in the figure:



This solution turns a massively inefficient and costly system into an easy and effective targeting solution for both sides of the exchange. The primary organizing principle is now Structured Job Demands created by the conversion of analog, free text demand requirements to fully relational, fully structured, always updating, backward compatible configured elements of value.

The Use Cases for the Oplign Networked Solution:

Now that an unnetworked, text-based system has been turned into a fully networked data-exchange system, Oplign has created a suite of applications for all the stakeholders in the labor market. Below Use Cases outlines how Oplign will support and add value to each of those stakeholders:

Enterprise/Company:

- Speed: Close open demands faster, lower Avg close time from 46 days to 15
- Scale: Engage more qualified candidates faster – 2X the hire yield with no other changes
- Scope: Engage more long-tail candidates faster – 3x the hire yield on the hard to finds
- Retain: Find and close more qualified better so they stay longer and are promoted faster
- Avoid: Never engage non-qualified or low-value candidates
- Reconfigure: Configure demand requirements better to fulfill with less supply
- Target: Train and promote internal employees faster and better to reduce supply need

Individual/Job Seeker:

- Align: See what jobs your skill set aligns you to globally in less than 60 seconds
- Target: See which companies/jobs you are fully qualified for and click "Express Interest"
- Build: Add all your skills and experiences to your Profile from direct prompting
- Plot: See all the pathways by time/distance/cost to upskill to a new career path
- Send: Click "Express Interest" and send a signal to a company you are ready to engage
- Vets: Specialized tools for translation and getting Vets to the right job
- Grads: Specialized tools for translation and getting Students/Grads to the right job

3rd Party (Trade Associations, Workforce Development agencies, etc.):

- Aware: See how Demand and Supply are moving around the "data set" you care about
- Decide: See how to "trade" or "rent seek" around specific sets of Demand and Supply
- OpPoint: Run queries of unique data against the real-time map of global demand data

Oplign Use Cases Global 2024 Road Map:

- Predict: Use the demand data global and historical set to become predictive
- Optimize: Use the demand data global set to Optimize the Educational System
- Oplign SDK: Develop business, commercial, and NGO solutions from Oplign's data set

Business Model

Since our solution meets the needs of all stakeholders who participate at some level in the labor market, our business model is unique to each of the Use-Case communities described in the previous section:

Enterprise/Company –

We offer a suite of applications as a Software-as-a-Service (SaaS) model with a fixed monthly subscription rate to support unlimited users within the organization. Subscription rates are dependent upon the following:

- Overall size of the company in revenue
- Monthly average of open job positions
- # of Oplign Modules the company is using

Our solution requires no integration or special configuration into the company's existing enterprise IT systems. It sits right on top (or in front of) their existing IT ecosystem making for immediate services and requiring very little effort on the customer's part.

Job Seekers –

Oplign services are free to all job seekers. This is primarily driven by industry lessons learned that no one is paying to post their resumes on job boards. And, since we are initially targeting the Military Hiring Market, Veterans and their spouses should not have to pay.

However, as Oplign grows and matures and have collected massive amounts of labor data, we will offer paid services that job seekers can 'opt in' above the free standard job alignment and career development services offered. This additional paid option is 2-3 years out.

3rd Parties (Trade Associations, Workforce Development, etc.) –

In the process of building a complete taxonomy of the global labor market and collecting massive amounts of data around that taxonomy, we quickly discovered additional uses for that data that are useful in Mergers and Acquisitions analysis and regional workforce development applications. Some use cases include:

Banks M&A – Companies that want to make investments or move in highly competitive, new, and niche markets. Oplign allows a company to see exactly what real-time demands are for any company across all functions, regions, industries, niches, etc. in real-time.

Workforce Development – Local and regional economic development organizations can now see on a real-time basis all the labor demand across companies and functions in their region. With that data, they can make data-supported decisions to address labor issues (gaps, retention, company collaboration, etc.)

Educational institutions – Universities, community colleges, and trade schools can use Oplign data to help students pick career fields that will justify the cost and expense of the education. Additionally, career placement offices can increase their post-education job placement yield through increased awareness of jobs in the labor market.

Trade Associations – Trade associations can provide additional services to their membership by leveraging the labor demand data associated with all their member companies. They can develop a job placement service for the entire association through syndication or job fairs or just educate their member companies on industry-specific labor trends.

Insurance Institutions – Assist insurance companies and their customers in reducing and managing their 'loss control ratios' by using the Oplign data to reduce DBA and workman's comp claims by finding claimants alternative job opportunities that they align to.

Competition

There are hundreds of companies in the labor market space that work the different hiring stages (source, engage, select, and hire). In the sourcing stage, there are different verticals such as campus/early career, career management, job boards/advertising, social networks, talent intelligence, networking, and staffing agencies. From all of these verticals, we have yet to see any other company that has taken the approach to solving the universal labor alignment problem we have. We know this because we continuously look out for competitors that take our approach. All the solutions and technology out there today focus on the symptoms and not the root problem that causes all chaos and noise in the system.

There are always companies out there that are trying to create that "better mouse trap" around applicant tracking systems, overlaying existing CRM technology to improve sourcing, and/or throwing more technology (e.g., ai/machine learning) at the problem. Regardless of their efforts, none of these companies can immediately exchange data between the supply and demand sides of the labor curve.

From a business plan perspective, the two closest but yet still distant competitors would be:

- Eightfold.ai - https://eightfold.ai/ - offers a suite of applications to manage talent from recruiting, sourcing, engaging, and onboarding powered by artificial intelligence and machine learning. We don't argue that it doesn't, but we do know that they completely focus on the supply side (candidates) of the labor curve and do not have the capability of automatically relating candidates to the demand side at scale.

Additionally, we currently have two customers that used to be eightfold.ai customers but they are now Oplign's.
- Veterans Ascend - https://talentsascend.com/ - a nationwide military talent sourcing platform that claims to use proprietary artificial Intelligence (AI) technology to match Veterans and military spouses with job opportunities without using a resume.

This company cannot relate a Veteran's skillsets to all the jobs in the labor market—just to those companies that they have a relationship with. And, they do their alignment through a series of keywords that the candidate has to choose from a finite list resulting in opportunity alignment to job descriptions that have that keyword in them.

Of note, Facebook tried to create a technology-based alignment algorithm similar to ours but abandoned it because they did not like the results; Google launched a military hiring platform in Jan 2019 but shut it down 6-months later because it couldn't translate military skills properly; Rig Up tried something similar just in the Oil & Gas industry but failed.

Economic Resiliency

Whether the economy is up or down, our value proposition works for any enterprise depending on the state of the economy.

If the market is up, companies are hiring and competition for labor is high. Companies will need our system to be uber-efficient at quickly finding and identifying those candidates who are qualified and aligned to the job profiles at the company so that they can engage with those candidates sooner than their competition. If they remain passive in their sourcing efforts, they will continuously fall short of their hiring goals.

If the market is down, companies will reduce hiring and look for cost-cutting opportunities. Our platform allows companies to streamline their sourcing and recruiting staff by relying on our automated sourcing

technology. They can also stop going to job fairs that have inherent time and travel costs, stop job board advertising subscriptions, and stop paying staffing agency fees.

Sales & Marketing

Go To Market Strategy

Our Go-To-Market strategy is analogous to the 'crawl-walk-run' approach. We selected the defense services industry and veteran job markets to incubate and grow both our customer and user base. We have chosen this route for the following reasons:

- No learning curve for us because of our military backgrounds and deep knowledge of the US Government contracting industry.
- Because the military and defense industry practically include every labor functional area (healthcare, aviation, logistics, IT, trades, etc.) in the non-government space, it is a great ecosystem to test and prove the system. The system was built to address the problems in the entire labor market. The military hiring market is the same with an extra layer of terms and vernacular.
- A reliable and accurate job-sourcing tool is needed for the transitioning military, student veterans, Veterans, and military spouses. Despite all the effort and available resources today, transitioning military, military spouses, and Veterans still face a tremendous challenge in finding a job in the civilian market.
- The military hiring market is a great place to hide from some of the 'big boys' out there. By the time we begin to show up on potential competitor radars, we will already have enough critical mass and past performance to earn a place in the entire labor market.

Customer Acquisition

To date, customer acquisition has been a function of tapping into our professional network, proving our capability, and then leveraging our reputation to gain additional customers.

We picked up our first major customer, Verizon, in 2019. Verizon's Director of Military Hiring was frustrated with their inability to adequately align all their military candidates with the relevant jobs at Verizon based on that person's skills, experience, and certifications. He decided to give us a chance and the system worked as designed. That customer success led to an introduction to USAA and then Wells Fargo as well as a handful of smaller companies that work in aviation, business consulting, trades, etc., and then ultimately landing Amazon as a customer in Jan 2022.

Although we have been very successful to date with this growth method, it is time to build a dedicated sales and marketing force to scale our customer growth. Part of the raised funds will go directly to bringing on key personnel to build a sales force and immediately increase our growth rate of new customers.

Growing Across Industries

As mentioned in the introduction, we are industry agnostic—meaning our technology can be used to support any industry. To date, our customer industries currently include telecommunications, insurance, banks, science labs, aviation, construction, pharmaceutical, ship repair, and geospatial technology. Our technology can support any company in any industry which allows up to have a significantly large total addressable

market. Sales penetration within a specific market ultimately is directly related to the amount of resources we put into it. This gives us great flexibility to manage growth.

Our syndication functionality allows us to support Trade Associations, which gives us immediate access to all the companies that are members of that Association. As an example, we currently support the Virginia Ship Repair Association, which has over 300 member companies involved in the ship repair industry in one way or another.

Growing With Customers

We can upsell our customers with other modules of our technology suite. Once a company sees how well the military hiring functionality works, they will ask if the same technology can be used for all of their sourcing of candidates. A customer upsell migration structure could be this:

Veteran Hiring Module → Veteran-Students Module → All Hiring → New College Grads → Internal Hires/Workforce Development → Business Intel

As evidence, Los Alamos National Labs started with the Veteran Hiring Module and six months later they added the 'All Hiring' module as well. So, now they have all their candidates filtered through our technology so that we can measure, value, and prioritize their candidates for them.

Current customers, Amazon, and USAA, have initiated an internal workforce development program using our technology to better promote employees within the company.

Marketing

As a B2B service provider, our marketing efforts are focused on keeping our customers happy and then leveraging that past performance and reputation to gain more customers. We will use social media to build excitement and awareness around our growth.

CURRENT NUMBER OF EMPLOYEES

(Code of Federal Regulations reference: §227.201(e))
Current number of employees: 3

RISK FACTORS

(Code of Federal Regulations reference: §227.201(f))

"Best-Efforts" Offering and "Rolling Closings"

The offering of these securities is on a "best-efforts" basis. The Company intends to raise a minimum amount or target amount of $350,000 and a maximum amount of $800,000 by November 30, 2023. If we reach our target offering amount before November 30, 2023, we may request that the escrow agent disburse funds to us. At that point, investors whose Subscription Agreements have been accepted will all become investors in the company. We will then continue to raise funds until the maximum amount has been reached, or we decide to close the offering. We may request the escrow agent to disburse funds at a schedule determined by the Company and the Escrow Agent.

No guarantee of a return

Investors are entitled to receive a return on their investment only through the securities offered. The Company has sole discretion in determining when or if to make cash distributions to Investors. There is no guarantee that the Company will ever pay any cash distributions to Investors. There is no guarantee that the value of any investor's capital account will be preserved, and investors must be able to bear the risk of the total loss of their investment in the Company. Investments in the Company are not insured by FDIC, SIPC, or any other governmental or private entity. Investors should be prepared to suffer a total loss of their investment in the Company. The return to Investors and the future value of the investment will depend on several factors which cannot be predicted and may be beyond the control of the Company. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company depends on many factors, including general, local, and industry-related economic conditions. If the Company does not generate sufficient revenues, the Investors may not receive any return at all and may lose all of their investment. If the Company ceases operations, liquidates, dissolves, winds up, has its assets assigned to creditors, or otherwise experience an event that causes a change in control, ("Change in Control") Investors may not recoup part or all their investment from the Company.

No market and no liquidity

The securities in this Offering are illiquid. That means there is no ready market for the sale of such securities, and it may be difficult or impossible to sell or otherwise dispose of this investment, and Investors should be prepared to hold this investment indefinitely.

Investors will not become owners of the Company

Investors will not become owners, members, officers, directors, or partners of the Company and shall have no voting rights. Investors are not entitled to any of the Company's assets, cash flow, or profits, other than specific rights set forth in the Subscription Agreement. Since Investors will have no voting rights, you will have little or no ability to influence the affairs of the Company.

Securities are unsecured obligations

The Company's obligations under the securities offered are unsecured obligations. This means the security is not protected by a guarantor or collateralized by a lien on specific assets of the borrower in the case of a bankruptcy or liquidation or failure to meet the terms for repayment, except as specifically detailed in the Offering Memorandum and/or the Subscription Agreement.

Limited operating history

The Company has a limited operating history and faces competition from larger, more established, and better-financed competitors offering similar services. Although the Company believes that its product offerings will prove to be a key differentiator and allow the Company to capture market share, there can be no guarantee that it will be successful.

Customers

The success of the Company's business plan rests on its ability to identify and obtain customers for its products.

Supplier relationships

The Company will rely on various suppliers within its supply chain. If the Company is unable to continue these supplier relationships, or the various third parties fail to perform, it may have a material adverse effect on the Company's operational and financial performance.

A small team of professionals with limited industry experience

The Company currently depends upon the ability, skill, and experience of its key personnel. If some key personnel are unable to perform their duties as anticipated, either through unforeseen health issues or premature death, the ability to execute the business plan will be negatively affected. The Company does not currently maintain key person life or disability insurance.

Regulatory Risk

The Company must comply with local, state, and federal rules and regulations. If the Company fails to comply with a rule or regulation it may be subject to fines or other penalties, or its status may be lapsed, revoked, or suspended. The Company may have to stop operating, and you could lose your entire investment.

Effects of Inflation and Rising Interest Rates
Our Project relies on the continued health of the real estate markets generally. Factors completely outside of our control, such as abrupt changes in interest rates, inflation in the costs of goods and services provided to us, the structure and operation of wholesale funding markets, and public policy directives, for example, might adversely affect the Company's prospects.

The unpredictability of future results

The projected results of the Company's financial position and business operations as reflected in the Financial Projections are based upon certain assumptions and estimates made by Company's management. Actual future financial performance and operating results of the Company may be subject to fluctuations resulting from several factors, many of which are outside the control of the Company. Under no circumstances should such information be construed to represent or predict that the Company will achieve any particular results. We may not be able to generate sufficient cash flow from operations to make scheduled principal and interest payments on the Security. The default provisions are detailed in the Subscription Agreement.

Management's discretion as to the use of proceeds

Our success will be dependent upon the discretion and judgment of our management team concerning the application and use of the proceeds of the Offering. While the use of the proceeds as detailed in the Offering

Materials is management's intent, management will have the discretion to adjust the use of proceeds as it deems appropriate and in the best interest of the Company.

Additional capital may be required

Although the Company believes the proceeds of this Offering will provide adequate funding to develop and successfully support its business plan, the Company offers no such assurances. If the Company's cash requirements exceed current expectations, the Company may need to raise additional capital. Additional capital could include conducting another crowdfunding raise. There is no guarantee that securing additional capital on acceptable terms will be available when needed. The inability to obtain capital when needed could have a material adverse effect on the Company, including requiring the Company to experience a change in control or terminate its operations. In either of these scenarios, Investors could lose all, or a significant portion of, their investment. If we incur additional debt, your security may be subordinate to the payment of principal or interest on such future debt and our ability to pay our obligation on the Security may be adversely affected.

Business Interruptions

Our product offerings, operations, and the location of our business are vulnerable to damage or interruptions from earthquakes, fires, floods, power losses, telecommunication failures, terrorist attacks, acts of war, human errors, break-ins, pandemics, and similar events. A significant natural disaster could have a material adverse impact on our business, financial condition, and results of operations that our insurance coverage may be insufficient to compensate the Company for losses that may occur. The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company cannot guarantee that it will resume operations in the future.

Uncertainty in global economic conditions

Our operations and performance depend on economic conditions. The current economic environment continues to be uncertain. We may experience decreased revenues and increased costs that may negatively affect our revenue projections. We cannot predict the timing, strength, or duration of any economic slowdown or subsequent recovery in our industry. These and other economic factors could have a material effect on our financial condition and operating results.

Tax Considerations

The information contained in the Offering Materials is general in nature and based on authorities that are subject to change. The Company guarantees neither the accuracy nor completeness of the preceding information that describes taxes and is not responsible for any errors or omissions or results obtained by others because of reliance upon such information. The Company assumes no obligation to inform prospective Investors or Investors of any changes in tax laws or other factors that could affect their investment in this security. The offering materials do not, and are not intended to, provide legal, tax, or accounting advice, and prospective investors and investors should consult their tax advisors concerning the application of tax laws to their particular situations.

Unforeseen risks

In addition to the risks listed above, businesses are often subject to unforeseen risks. It is not possible to foresee all risks. Investors are encouraged to carefully analyze the risks and merits of an investment in the Securities before making an investment.

OWNERSHIP AND CAPITAL STRUCTURE

(Code of Federal Regulations reference: §227.201(m))

The Offering

Terms of the securities being offered

The Company seeks to raise a target amount of **$350,000** and a maximum amount of **$800,000** from potential Investors through the offer and sale of the securities. The securities being offered are Patriot Revenue Share Interests, as defined in the Subscription Agreement, in the Company. The Patriot Revenue Share Interests will be issued in **$1,000** increments with a minimum investment amount of **$1,000**. The revenue share rate is **10.0% of gross revenue** with revenue share payments being paid semi-annually on January 31 for the period ending December 31 of the prior year, and July 31 for the period ending June 30 of the current year and continuing until the investor has received **1.8 times** their investment amount. The start date of the revenue share agreement will be on the day that the investment has been accepted by the Company and disbursed to the Company by the Escrow Agent. The first revenue share payment date, regardless of when the investment is accepted by the Company and disbursed to the Company, will be January 31, 2024. The attached Subscription Agreement details all terms of the offering and should any information in this document be different from the information contained in the Subscription Agreement, the Subscription Agreement will govern. The securities entitle the Investor to receive interest payments as detailed in Appendix I of the Subscription Agreement. Payments shall continue until the earlier of: (i) the term of the Subscription Agreements; or (ii) the termination of this Agreement as provided herein.

The actual amount raised during the campaign is **$543,000.**

Do the securities offered have voting rights? ☐ Yes ☒ No

Are there any limitations on any voting or other rights identified above? ☐ Yes ☒ No

How may the terms of the securities offered be modified?

Neither this Agreement nor any provisions hereof shall be modified, changed, discharged, or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge, or termination is sought.

How can the exercise rights held by the principal shareholders of the issuer affect the purchasers of the securities being offered?

The securities being offered represent debt of the Company. The exercise of any rights held by the principal shareholders identified above will have no effect on the purchasers of the securities being offered.

Provide the name and ownership level of each person, as of the most recent practicable date but no earlier than 20 days prior to the date of the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
No person is the beneficial owner of 20% or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power		

How are the securities being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions?

The securities are valued at the face value of the Patriot Revenue Share Interests.

What are the risks to purchasers of the securities relating to minority ownership in the issuer and the risks associated with corporate actions including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Nothing in the terms of this Offering prohibits or otherwise prevents the Company from securing future funding by any means determined appropriate by the Company.

The Company may, in its sole discretion, at any time prior to the payment in full of the Patriot Revenue Share Interests, Buy-Out the Company's obligations to the Investor under this Agreement, and terminate this Agreement by paying the Investor an amount equal to all outstanding revenue share payments.

Upon a Change of Control at any time prior to the maturity date, all outstanding principal and accrued interest shall be due and payable to the Investor prior to, or simultaneously with, the closing of such Change of Control.

What are the restrictions on transfer of the securities being offered?

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U. S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at

the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. See Exhibit 3.

WHAT ARE THE MATERIAL TERMS OF ANY INDEBTEDNESS OF THE ISSUER?

(Code of Federal Regulations reference: §227.201(p))

Creditor	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
Not applicable				

DESCRIBE ANY EXEMPT OFFERINGS CONDUCTED WITHIN THE LAST THREE YEARS.

(Code of Federal Regulations reference: §227.201(q))

Date of the offering	Offering exemption relied upon	Type of securities offered	Amount of securities sold and use of proceeds	Use of Proceeds
12/23/2022	Regulation CF	Debt	$543,000	Working Capital

OTHER RELATED TRANSACTIONS

(Code of Federal Regulations reference: §227.201(r))

Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) **any director or officer of the issuer;**
(2) **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
(3) **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
(4) **any immediate family member of any of the foregoing persons.**

☐ Yes ☒ No
If yes, for each transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
None			

COMPLIANCE WITH REPORT REQUIREMENTS

(Code of Federal Regulations reference: §227.201(x))

Has the issuer failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past?

☐ Yes ☒ No

If yes, for each transaction, disclose the following:

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)

Oplign LLC

Profit and Loss

January - December 2023

	TOTAL
Income	
Discounts given	-37,066.98
Sales	1,029,640.34
Total Income	**$992,573.36**
Cost of Goods Sold	
Freight and Shipping Costs	63.77
Total Cost of Goods Sold	**$63.77**
GROSS PROFIT	**$992,509.59**
Expenses	
Advertising and Promotion	24,944.26
Amortization Expense	26,184.43
Automobile Expense	3,258.08
Bank Service Charges	1,359.00
Computer and Internet Expenses	3,824.65
Consulting	307,003.03
Depreciation Expense	1,701.10
Dues and Subscriptions	3,752.99
Guaranteed Payments	
Alex Calfee	194,525.00
Brian Halstead	184,800.00
Jeff Gibson	169,500.00
Mike Grow	245,000.00
Total Guaranteed Payments	**793,825.00**
Insurance Expense	12,317.22
Interest Expense	462.50
Revenue Share Earnings	28,869.29
Total Interest Expense	**29,331.79**
Meals and Entertainment	
Entertainment	681.19
Meals - Meeting (50%)	4,380.13
Staff Events/Team Building	1,444.09
Total Meals and Entertainment	**6,505.41**
Merchant Account Fees	79.17
Office Expense	3,088.12
Parking & Tolls	207.31
Professional Fees	
Accounting	3,228.02
Total Professional Fees	**3,228.02**
QuickBooks Payments Fees	701.65
Rent Expense	3,399.00

Oplign LLC

Profit and Loss

January - December 2023

	TOTAL
Software Maintenance	
Amazon Web Services	38,454.94
Total Software Maintenance	**38,454.94**
Software Service Subscriptions	3,268.92
Taxes & Licenses	56.00
Telephone & Communication Expense	1,105.14
Trade show/seminar/convention	1,555.00
Travel Expense	1,567.86
Lodging	6,223.02
Meals	1,531.43
Transportation	8,734.62
Total Travel Expense	**18,056.93**
z - Less Capitalized Expenses	0.00
Capitalized AWS	-17,305.00
Capitalized Guaranteed Pymts	-98,000.00
Capitalized Travel	-2,350.00
Total z - Less Capitalized Expenses	**-117,655.00**
Total Expenses	**$1,169,552.16**
NET OPERATING INCOME	**$ -177,042.57**
Other Income	
Other Income	2,750.01
Grant Received	1,000.00
Total Other Income	**3,750.01**
Total Other Income	**$3,750.01**
Other Expenses	
Pass-Through Entity Tax	77,677.00
Total Other Expenses	**$77,677.00**
NET OTHER INCOME	**$ -73,926.99**
NET INCOME	**$ -250,969.56**

Oplign LLC

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Checking - Townebank	168,336.83
Checking - Wells Fargo	0.00
Total Bank Accounts	**$168,336.83**
Accounts Receivable	
Accounts Receivable (A/R)	149,416.50
Total Accounts Receivable	**$149,416.50**
Other Current Assets	
Due from Members	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$317,753.33**
Fixed Assets	
Accumulated Depreciation	-2,757.66
Furniture and Equipment	8,505.37
Intangible Assets	
Accumulated Amortization	-133,317.66
Software Development Costs	248,692.00
Software Develop- in Process	73,682.00
Total Software Development Costs	322,374.00
Start Up Costs	15,394.42
Total Intangible Assets	204,450.76
Total Fixed Assets	**$210,198.47**
TOTAL ASSETS	**$527,951.80**

Oplign LLC

Balance Sheet

As of December 31, 2023

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
TowneBank Visa #2378	14,771.96
TowneBank Visa #9631	0.00
Total Credit Cards	**$14,771.96**
Other Current Liabilities	
Accrued Revenue Share Repayments	64,955.90
Due to C Waggoner - Buyback	0.00
Expense Reimbursement Payable	
A Calfee Reimbursement	0.00
J Gibson Reimbursement	0.00
M Grow Reimbursement	0.00
Total Expense Reimbursement Payable	**0.00**
Total Other Current Liabilities	**$64,955.90**
Total Current Liabilities	**$79,727.86**
Long-Term Liabilities	
Loans	
Doug Datka	0.00
Mike Goldberg	0.00
Phalanx	0.00
Todd Owens	0.00
Total Loans	**0.00**
Member Loans	
Brian Halstead	0.00
Jeff Gibson	0.00
Michael Grow	0.00
Roy Waggoner	0.00
Total Member Loans	**0.00**
Options Deposit	133.00
Revenue Share Financing	
Investment - Revenue Share	535,631.05
Revenue Share Costs	-24,640.24
Total Investment - Revenue Share	**510,990.81**
Principal Repayment	-36,086.61
Total Revenue Share Financing	**474,904.20**
Total Long-Term Liabilities	**$475,037.20**
Total Liabilities	**$554,765.06**

Oplign LLC

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Capital	
301 Alex Calfee	
30100 Equity - AC	-5,901.60
Total 301 Alex Calfee	**-5,901.60**
302 Jeff Gibson	
30200 Equity - JG	-1,098.60
Total 302 Jeff Gibson	**-1,098.60**
303 Michael Grow	
30300 Equity - MG	6,648.40
30301 Draws - MG	-564.10
Total 303 Michael Grow	**6,084.30**
304 Brian Halstead	
30400 Equity - BH	1,398.40
Total 304 Brian Halstead	**1,398.40**
305 Roy "Chuck" Waggoner	
30500 Equity - RW	-5,989.79
Total 305 Roy "Chuck" Waggoner	**-5,989.79**
306 John Mass	
30600 Equity - JM	-9,034.37
Total 306 John Mass	**-9,034.37**
307 Mary Grow	
30700 Equity - MG	-8,632.92
Total 307 Mary Grow	**-8,632.92**
308 Todd Owens	
30800 Equity - TO	123,731.94
Total 308 Todd Owens	**123,731.94**
309 Mark Cullen	
30900 Equity - MC	123,598.94
Total 309 Mark Cullen	**123,598.94**
Total Capital	**224,156.30**
Retained Earnings	**0.00**
Net Income	-250,969.56
Total Equity	**$ -26,813.26**
TOTAL LIABILITIES AND EQUITY	**$527,951.80**

Oplign LLC

Statement of Cash Flows

January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-250,969.56
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-108,916.50
TowneBank Visa #2378	-2,988.79
TowneBank Visa #9631	0.00
Accrued Revenue Share Repayments	64,955.90
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-46,949.39
Net cash provided by operating activities	**$ -297,918.95**
INVESTING ACTIVITIES	
Accumulated Depreciation	1,701.10
Intangible Assets:Accumulated Amortization	26,184.43
Intangible Assets:Software Development Costs	-96,487.00
Intangible Assets:Software Development Costs:Software Develop- in Process	-21,168.00
Net cash provided by investing activities	**$ -89,769.47**
FINANCING ACTIVITIES	
Loans:Phalanx	-27,000.00
Member Loans:Jeff Gibson	0.00
Revenue Share Financing:Investment - Revenue Share	535,631.05
Revenue Share Financing:Investment - Revenue Share:Revenue Share Costs	-24,640.24
Revenue Share Financing:Principal Repayment	-36,086.61
30100 Capital:Alex Calfee:Equity - AC	23,335.86
30200 Capital:Jeff Gibson:Equity - JG	23,335.86
30300 Capital:Michael Grow:Equity - MG	23,335.86
30301 Capital:Michael Grow:Draws - MG	-564.10
30400 Capital:Brian Halstead:Equity - BH	23,335.86
30500 Capital:Roy "Chuck" Waggoner:Equity - RW	11,667.93
30600 Capital:John Mass:Equity - JM	15,575.35
30700 Capital:Mary Grow:Equity - MG	7,774.08
30800 Capital:Todd Owens:Equity - TO	3,893.85
30900 Capital:Mark Cullen:Equity - MC	3,893.85
Retained Earnings	-136,148.50
Net cash provided by financing activities	**$447,340.10**
NET CASH INCREASE FOR PERIOD	**$59,651.68**
Cash at beginning of period	108,685.15
CASH AT END OF PERIOD	**$168,336.83**